UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

KUSHI RESOURCES INC.
(Name of Registrant as Specified in its charter)

NEVADA	000-53008	98-0559606
(State or other jurisdiction of	(Commission File	(IRS Employer Identification No.)
incorporation)	Number)

Attention: Greg Corcoran, Apartados 0823-01488
Panama City, Panama
(Address of principal executive offices)

(702) 553-2776
Issuer's telephone number

N/A
(Former name, former address and former fiscal year, if changed since last report)

KUSHI RESOURCES INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL
PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF
KUSHI RESOURCES INC.

General

This Information Statement is being mailed commencing on or about August 31, 2009 by Kushi Resources Inc. (the "Company") to holders of record of the Company's voting stock, common stock, par value $0.001 per share in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1.

On August 24, 2009, Greg Corcoran, the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a director of the Company, entered into a Stock Transfer Agreement (the “Stock Transfer Agreement”) with Lawler & Associates, PLC ("Lawler"). Under the terms of the Stock Transfer Agreement, Mr. Corcoran has agreed to sell 3,000,000 shares of the Company’s common stock to, in consideration of which, Lawler has agreed to pay $3,000, being $0.001 per share, to Mr. Corcoran (the “Share Transfer”). In addition, Mr. Corcoran has agreed to resign as a director and officer of the Company. The resignation of Mr. Corcoran will complete a change in the majority of directors in connection with the change in control of the Company.

The closing of the Share Transfer and the resignation of Mr. Corcoran as a director and officer of the Company will not be effective until at least ten (10) days have passed after this Information Statement is mailed or delivered to all the Company’s stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Upon closing of the Share Transfer, Kelly T. Hickel will be the sole director of the Company and will replace Mr. Corcoran as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.
YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Voting Securities Of The Company

As of August 28, 2009 (the “Record Date”), there were 5,230,000 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

Security Ownership Of Certain Beneficial Owners And Management

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of the Record Date by: (i) each of the Company’s directors and each of the Company’s named executive officers; (ii) the Company’s named executive officers and directors as a group; and (iii) each person (including any group) known to the Company to own more than 5% of any class of the Company’s voting securities. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (1)
Security Ownership of Management
Common Stock	Greg Corcoran Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director	3,000,000 Direct	57.4%
	Kelly T. Hickel Director	Nil	n/a
Common Stock	All Officers and Directors as a Group (2 persons)	3,000,000	57.4%
Security Ownership of Certain Beneficial Owners
Common Stock	Greg Corcoran Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director Apartados 0823-01488 Panama City, Panama	3,000,000 Direct	57.4%
Common Stock	Lawler & Associates, PLC(2) 11622 El Camino Real, Suite 100 San Diego, CA 92130	3,000,000(2) Direct	57.4%

Notes

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding. As of August 28, 2009 (the “Record Date”), there were 5,230,000 shares of the Company’s common stock issued and outstanding.

(2)	Those shares noted as being beneficially owned by Lawler & Associates, PLC represent those shares that it will acquire upon closing of the Share Transfer.

Changes In Control

Upon completion of the Share Transfer, there will be a change in control of the Company. Lawler has agreed to pay $3,000, being $0.001 per share, to Mr. Corcoran for 3,000,000 shares of the Company’s common stock. The resignation of Mr. Corcoran will complete a change in the majority of directors in connection with a change in control of the Company that commenced with the appointment of Kelly T. Hickel as a director on June 18, 2009.

Upon closing of the Share Transfer, Kelly T. Hickel will be the remaining sole director of the Company and will replace Mr. Corcoran as the Company’s the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer.

Mr. Corcoran originally acquired control of the Company from its former sole director and officer, Matthew Diehl, in January 2009 pursuant to a share transfer agreement dated December 17, 2008. Mr. Diehl transferred 3,000,000 shares of common stock to Mr. Corcoran for consideration of $3,000.

Directors And Executive Officers

The Company anticipates that the Share Transfer will close on or about September 10, 2009 (the “Closing Date”), which is not less than ten (10) days after the date that this Information Statement is being mailed or delivered to the Company’s stockholders. On the Closing Date, Kelly T. Hickel will be the remaining sole director of the Company and will replace Mr. Corcoran as the Company’s the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer.

The following table sets forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Position(s)
Greg Corcoran	45	Chief Executive Officer, Chief Financial Officer, President,
(current)		Secretary, Treasurer and Director

Kelly T. Hickel	67	Director
(current)		(Proposed Chief Executive Officer, Chief Financial Officer,
		President, Secretary and Treasurer)

Set forth below is a brief description of the background and business experience for at least the past five years of each of the listed executive officers and directors.

Greg Corcoran was appointed the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a director of the Company on January 13, 2009. Mr. Corcoran founded Dragon Gold Resources, Inc. in December 2000. From 1998 to 2003, Gregory Corcoran has been self-employed as a technology consultant through Spidex Technologies ("Spidex"), which he founded in 1996. Spidex sold web server technology for the Microsoft Windows CE operating system to Intrinsyc Software ("Intrinsyc"). This web server technology allowed Intrinsyc to become a leader within the Windows CE industry and establish Intrinsyc as a leader in the Windows CE market space. The web server product won industry recognition. From December 1999 to September 2001 Mr. Corcoran also served as director and CEO of AudioMonster Online, Inc., a company working in the MP3 music market area. Mr. Corcoran has been published in trade journals including the CE Tech Journal, a Microsoft sponsored trade journal. Mr. Corcoran received a B.Sc. Degree majoring in Physics from the University of British Columbia in 1986 and a Diploma of Technology in Robotics from the British Columbia Institute of Technology in 1989.

Kelly T. Hickel was appointed a director of the Company on June 18, 2009. Mr. Hickel was appointed as Chairman of Paradise Music & Entertainment, Inc. (PDSE.pk) in February 2001 until he resigned in June 2006. Previously, Mr. Hickel was the turn-around President of Miniscribe Corp., a troubled Fortune 500 disk drive manufacturer, from 1989 to 1990. Mr. Hickel helped conduct a 363B sale to Maxtor from bankruptcy and supported the estate as it returned $900 million to its stakeholders including 41% of the value to the public shareholders. He was the President of the Maxwell Technology Information Systems Group from 1993 until 1997, during which, Maxwell was the 9th best performing stock on NASDAQ and the

#1 performing stock in California in 1996. Mr. Hickel was, recently, Chairman and Chief Restructuring Office of The Tyree Company in Farmingdale, New York. He is Managing Director of The Turnaround Group, LLC and Strategic Growth Associates, a Denver-based advisory firm, CEO of Environmental Testing Laboratories, Inc., Chairman and CEO of United EcoEnergy, Inc. (UEEC) and Chairman of the Advisory Committee for Leaddog Capital Partners, Inc. Mr. Hickel has arranged a number of private and public company financings and financial restructuring over the years. Mr. Hickel is a graduate of Indiana University, with a Bachelors of Science, and has attended coursework at Columbia University.

Terms Of Office

The Company’s directors are appointed for one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.

The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board.

Legal Proceedings Involving Directors, Executive Officers And Certain Beneficial Owners

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

Certain Relationships And Related Transactions

Other than the changes of control disclosed under the heading “Changes In Control” above, none of the following parties has, since the beginning of the Company’s last fiscal year, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
  Any of our promoters; and
  Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

As at May 31, 2009, we were indebted to Greg Corcoran, our sole executive officer and director, in the amount of $1,025. This amount is unsecured, bears no interest and has no fixed terms of repayment.

As at May 31, 2009, we were indebted to Rajan Rai, our former President, in the amount of $27,365. This amount is unsecured, bears no interest and has no fixed terms of repayment.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (the “Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. The Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

Director Independence

The Company’s common stock is quoted on the OTC Bulletin Board interdealer quotation system, which does not have director independence requirements. Under NASDAQ Rule 5605(a)(2), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. In applying this definition, we have determined that Greg Corcoran does not qualify as an independent member of our Board of Directors and Kelly T. Hickel will not qualify as an independent director once he is appointed an executive officer on Mr. Corcoran's resignation.

Audit, Nominating And Compensation Committees

The Company does not have standing audit, nominating or compensation committees of its Board of Directors. As such, the Company’s sole member of the Board of Directors performs these functions. The Company does not have charters for any of the above committees.

Meetings Of Directors

There were no meetings of the Board of Directors during the last full fiscal year and all actions taken by the Board of Directors were taken by consent resolution. The Company did not hold an annual meeting of the Company’s security holders during the prior fiscal year and does not have a policy requiring attendance by members of the Board of Directors.

Compensation Of Executive Officers And Directors

The Company has not paid any compensation to any of its executive officers or directors.

Outstanding Equity Awards At Fiscal Year-End

The Company has not granted any equity awards since its inception.

Employment Contracts

The Company has no employment contracts, termination of employment or change-in-control arrangements with any of its executive officers or directors.

Other Information

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS
KUSHI RESOURCES INC.

Dated: August 28, 2009

/s/ Greg Corcoran
GREG CORCORAN
Chief Executive Officer and President